U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549


02052867

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
WASH, D.C.
180

For the Month of **August 2002**

MFC BANCORP LTD.

(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688

(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

MATERIAL CHANGE REPORT

Filed pursuant to:

Section 85 of the *Securities Act* (British Columbia)
Section 118 of the *Securities Act* (Alberta)
Section 73 of the *Securities Act* (Québec)

1. Reporting Issuer:

The full name and address of the principal office in Canada of the reporting issuer is:

MFC BANCORP LTD.
c/o Suite 1620 – 400 Burrard Street
Vancouver, B.C. V6C 3A6

2. Date of Material Change:

The material change described in this report occurred on August 13, 2002.

3. Press Release:

On August 9, 2002, MFC Bancorp Ltd. ("MFC") issued a press release through the facilities of Stock Watch and Market News Publishing Inc. relating to the material change. A copy of the press release announcing the material change is attached to this report as Appendix "A".

4. Summary of Material Change:

Effective August 13, 2002, a trust on behalf of MFC distributed to holders of common shares of MFC ("MFC Shareholders") as of August 9, 2002 substantially all of the common shares of Mymetics Corporation ("Mymetics") held by MFC as a dividend-in-kind.

5. Full Description of Material Change:

Effective June 28, 2002, MFC irrevocably undertook and agreed to deposit additional common shares of Mymetics ("Mymetics Shares") with a special purpose trust (the "Trust") to be held by the trustees for distribution to MFC Shareholders as a dividend-in-kind.

On August 9, 2002, MFC announced that the Trust would distribute on or about August 13, 2002 to MFC Shareholders as of August 9, 2002 substantially all of the Mymetics Shares deposited with the Trust as a dividend-in-kind.

Effective August 13, 2002, the Trust, on behalf of MFC, distributed approximately 13,983,457 Mymetics Shares to MFC Shareholders under the dividend on the basis of 0.95 of a Mymetics Share for each common share of MFC held by a MFC Shareholder (subject to applicable withholding tax). No fractional shares were issued under the dividend. The number of Mymetics Shares distributed to each MFC Shareholder was rounded down to the nearest whole share in the event that a shareholder was entitled to a fractional share representing 0.5 or less of a Mymetics Share and was rounded up to the nearest whole share in the event that a shareholder was entitled to a fractional share representing more than 0.5 of a Mymetics Share.

As a result of the dividend, MFC Shareholders are now directly shareholders of Mymetics.

6. Reliance on Confidential Filing Provisions:

Not applicable.

7. Omitted Information:

Not applicable.

8. Senior Officers:

The following senior officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change:

Roy Zanatta
Secretary, MFC Bancorp Ltd.
Telephone: (604) 683-5767

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 21st day of August, 2002.

MFC BANCORP LTD.

/s/ Roy Zanatta
Roy Zanatta
Secretary

APPENDIX "A"



MFC BANCORP LTD.
News Release

FOR RELEASE AUGUST 9, 2002

Contact: Allen & Caron Inc
Rob Weir (investors)
(212) 691-8087
robw@allencaron.com
or
Kari Rinkeviczie (media)
(630) 428-9946
kari@allencaron.com

MFC Bancorp Ltd.
Rene Randall
(604) 683-8286
rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES THAT IT HAS INCREASED THE AMOUNT OF THE SPECIAL DIVIDEND OF SHARES OF MYMETICS CORPORATION TO ITS SHAREHOLERS AND SETS DISTRIBUTION DATE

NEW YORK CITY, (August 9, 2002) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF & Frankfurt Stock Exchange: MFC GR) ("MFC"), today announced that its board had approved increasing the amount of the special dividend (the "Dividend") as previously announced on December 21, 2001 from 0.6 of a common share to 0.95 of a common share of Mymetics Corporation (OTC BB: MYMX) ("Mymetics") for each common share of MFC held by shareholders of record as of August 9, 2002. MFC will pay the dividend on or about August 13, 2002.

Mymetics is an international biotechnology company focused on developing tools and techniques to disarm retroviruses. Their initial target is the AIDS virus. Their goals are to create therapeutic and preventive treatments to thwart AIDS and other retroviral diseases. To obtain further information on Mymetics, visit their web site at http://www.mymetics.com, which will be launched on August 13, 2002.

About MFC Bancorp
MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**

By

ROY ZANATTA, DIRECTOR

Date August 22, 2002